Exhibit 99.55

DIRECTORS ELECTED AT ANNUAL GENERAL MEETING

Vancouver, British Columbia, September 10, 2010 — Burcon NutraScience Corporation (TSX – BU) (“Burcon” or the “Corporation”) announced today that eight incumbent directors were re-elected to its Board at its annual meeting of shareholders held on September 9, 2010. The directors re-elected are: Dr. Allan Yap, Mr. Johann F. Tergesen, Ms. Rosanna Chau, Mr. Paul Westdal, Mr. Richard O’C. Whittall, Dr. Lawrence Wang, Dr. David Lorne John Tyrrell and Mr. Alan Chan.

Burcon would also like to take this opportunity to thank Mr. Stuart MacGregor for his contribution as a board member of Burcon from June 2002 to September 2010. During the past eight years, Mr. MacGregor has made significant contributions to Burcon. Mr. MacGregor, president of MacGregor Equities Inc., a private investment management partnership with a focus on private equity investments, brought a wealth of knowledge to Burcon’s board from his over 30 years of investment banking and financial management experience. During his tenure on Burcon’s board, Mr. MacGregor served on and chaired numerous committees including the audit committee, the nominating and compensation committee and the corporate governance committee of the board of directors.

Dr. Allan Yap, chairman of Burcon’s board of directors, said, “Burcon is fortunate to have a board consisting of highly skilled and experienced individuals who bring a wealth of expertise to the Corporation. Over the past eight years, Mr. MacGregor has been a great asset and contributed to Burcon’s growth and development. Burcon would like to thank him for his commitment and support and acknowledge all his hard work and efforts. We wish him success in all his future projects.”

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 136 issued patents in various countries, including 20 issued U.S. patents, and in excess of 200 additional pending patent applications, 66 of which are U.S. patent applications.

###

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca

AXINO AG
Wolfgang Seybold, Investor Relations Europe
AXINO AG, Königstraße 26, 70173 Stuttgart, Germany
Tel. +49-711-25 35 92-40 / Fax +49-711-25 35 92-55
wolfgang.seybold@axino.de www.burcon.net